UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 25, 2019

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: July 25, 2019	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange financial results

#H1_2019

25 July 2019

Stéphane Richard
Chairman and CEO

Ramon Fernandez
Deputy CEO, Finance, Performance and Europe

Disclaimer

This presentation contains forward-looking statements about Orange, notably on objectives and trends related to Orange's financial situation, investments, results of operations, business and strategy. These forward-looking statements do not constitute a forecast as defined in EU Commission Regulation No. 809/2004 and although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on 21 March 2019 with the French Autorité des Marchés Financiers (AMF) and in the annual report (Form 20-F) filed on 16 April 2019 with the U.S. Securities and Exchange Commission. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

H1 2019 Group achievements

yoy : comparison with the same period of the previous year, on a comparable basis unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"



Revenue

€ 20.6 bn

2019 yoy cb growth



-0.1%
0.5%
0.2%
Q1
Q2
H1

EBITDAaL

€ 6.0 bn

2019 yoy cb growth



0.7%
0.9%
0.8%
Q1
Q2
H1

Q2 excl. ePresse / Audio Book

EBITDAaL
+1.5%
yoy

EBITDAaL margin
+0.2pt
yoy

eCAPEX
€ 3.5
billion

Investments efforts accelerated as fiber roll-out in France speeds up

Group	Telecom
H1 2019 eCAPEX **€3.5bn** + 5.5% yoy + €182m yoy	**+5.6%** **+€186m** yoy
	As % of rev. **17.0%** +0.9 pt yoy

H1 19 Network highlights

4G 4G coverage above 94% of population in all **European** countries
4G in **15 MEA** countries

5G First tests with commercial mobile handsets

35m **VHBB connectable lines**
o/w **34m** FTTH (+23% yoy)
o/w **14.4m** lines in Spain **+13% yoy**
o/w **3.8m** lines in Poland **+30% yoy**

Connectable homes per semester



7.9m
1.2m
1.2m
1.5m
1.7m
13.5m
+39%
H1 17 France
H2 17
H1 18
H2 18
H1 19
H1 19 France

* VHBB > 100 Mbps

Solid commercial momentum driven by Convergence, VHBB and 4G

VHBB > 100 Mbps

Details on convergence on slide 23



Convergence

10.6m customers* — **+4% yoy**

€3.5bn H1 19 revenue — **+4% yoy**

VHBB

7m Customers , o/w 6.8 m FTTH — **+28% yoy**

4G

62.1m Customers — **+24% yoy**

TV

9.7m customers — **+5% yoy**




CHERNOBYL
HBO

OCS :+400k customers qoq

*Group. In France, Open only

Successful execution of Orange multi-services strategy

Enriched B2C and B2B Services

Mobile Finance Services

- Orange bank: **320k** Customers*
- Orange Money: **41.9m** Customers

Orange Business 2019 summit

1100 B2B customers present– focus on co-innovation

Schneider Electric · Renault · SNCF · Lacroix

M&A

SecureData (Trusted Cybersecurity Experts) · SecureLink

Focus on Cybersecurity

A solid & critical growth engine for B2B…

+22% yoy growth in H119

3.7k customers**

2.1k employees**

Securing the B2B digital value chain

…with an ambition to be # 1 in Europe

in a market that is expected to grow >10% ***

*Customers signed on Orange Bank offers, i.e. excluding Groupama legacy customers

**Including Secure Data & Secure link

*** Source cabinet Pierre Audoin Consultants (PAC)

Revenues returning to growth in Q2

	Q2 2019	H1 2019
H1 2019 revenue*	yoy +0.5% +€53m	yoy +0.2% +€40m
€20.6bn	ex. ePresse / Audiobook +0.7% +€73m	ex. ePresse / Audiobook +0.5% +€111m

* Orange Bank Net Banking Income is not included in Group **revenues** but in "Other operating income", that is below the revenue line and feeds directly into consolidated EBITDAaL.

Q2 revenue growth contribution (yoy in €m)



+0.5%
ePresse Audio Book
10,335
19
10,316
0
-21
76
17
13
-31
10,388
10,388
Q2 18 cb
France
Spain
MEA
Europe
Enterprise
Others
Q2 19



+19
underlying growth
-19
ePresse/Audio Book
Q2 19

Q2 revenue growth (yoy in %)



IT&integration services +7.0%
Convergent +3.6%
Mobile-only +0.1%
Wholesale -0.3%
Equipment -0.4%
Fixed-only -3.2%

EBITDAaL growth fuelled by MEA and Spain and resilience in France

H1 2019 EBITDAaL (Telecom)	Q2 2019	H1 2019
	yoy +1.0% +€34m	yoy +1.1% +€67m
€6.04bn	As % of rev. 32.8% +0.2pt yoy	As % of rev. 29.3% +0.3pt yoy



H1 19 EBITDAaL (Telecom) growth per segment (yoy in €m)
+1.1%
5,969
ePresse
Audio Book
77
5,892
-14
16
83
-13
4
-8
6,035
6
6,029
ePresse
Audio Book
H1 18 cb
France
Spain
MEA
Europe
Enterprise
Others
H1 2019
+56
underlying growth
-71
ePresse/Audio Book
-14
H1 19



EBITDAaL margin evolution
Telecom
+0.3pt
29.1%
29.3%
H1 18
H1 19

Net income grew +29.4%

H1 2019 Net income	H1 2019 yoy
€1.1bn	+29.4% +€258m



+29.4%
879
49
60
-50
174
57
-32
1,137
H1 2018 Net Income from Consolidated Group
EBITDAaL cb
Neutralisation of IFRS 16 lease interest expenses effects in EBITDAaL
adjustments cb*
Financial result
Impairment of goodwill & fixed assets
D&A, income tax paid & others
H1 2019 Net Income from Consolidated Group
1
2
3

1. EBITDAaL improvement yoy
2. Adjustments relate to restructuring and integration, litigations, labour and portfolio review
3. Includes favourable base effect related to loss on BT shares

* See details on slide 25

Net debt to EBITDAaL ratio in line with the medium term guidance

Net debt - telecom activities**


Net Debt / EBITDAaL Telecom
Net Debt / adjusted EBITDA Telecom
€25.4bn
1.93x
€26.7bn
2.06x*
FY 18
(under IAS 17)
H1 2019

*H1 19 net debt does not include the cash received from the disposal of the BT shares which was finalized on June, 28th with a settlement on July, 2nd.

Maturity profile* as of 30 June 2019 - telecom activities**
in €bn


bank loans and others****
exchangeable bonds
bonds
3.4
3.0
2.1
1.3
3.7
2.7
2.4
2.2
2.3
1.4
19.8
19.0
H2 2019
2020
2021
2022
2023
2024 and after

Liquidity position end of H1 19 (telecom activities)

€ 14.6 bn

o/w €8.4bn in cash

** see details on slide 26; ***before hedging; ****includes loans from development organizations and multilateral lending institutions

1 H1 2019 highlights

2 Financial results overview

3 Business review

4 2019 guidance

Q2 2019 France

Growth in convergent and wholesale services. Resilient total revenues despite ePresse/Audio books effect

in €m	Q2 19	yoy cb	H1 19	yoy cb
Revenues	**4,467**	**0.0%**	**8,874**	**-0.9%**
Retail services	2,683	-1.5%	5,375	-2.1%
Convergent services*	1,080	+4.0%	2,153	+3.3%
Mobile only services	582	-3.7%	1,168	-4.4%
Fixed only services	1,020	-5.7%	2,054	-5.8%
Fixed only broadband	670	-0.5%	1,337	-1.0%
Fixed only narrowband	350	-14.2%	717	-13.6%
Wholesale	1,372	+3.3%	2,672	+2.1%
Equipment sales	281	-4.4%	578	-5.4%
Other revenues	132	+9.0%	249	+3.1%
EBITDAaL			**3,281**	**-0.4%**
EBITDAaL margin			37.0%	+0.2pt
eCAPEX			**1,862**	**+11.6%**
eCAPEX/revenues			21.0%	+2.4pt

*B2C only

Q2'19 yoy growth excl. ePresse/Audio book :

- Total revenues ▶ +0.4%
- Convergent Services ▶ +5.0%
- Retail services excl. PSTN ▶ +1.5%

H1'19 yoy growth excl. ePresse/Audio book :

- EBITDAaL ▶ +1.8%

Convergent quarterly B2C ARPO (in €)**



ePresse/A.B.
excl. ePresse/A.B. impact
66.5
67.8
68.0
67.0
66.9
65.9
66.4
66.6
66.8
+0.98
Q2 18
Q3 18
Q4 18
Q1 19
Q2 19

Mobile only quarterly ARPO (in €)



ePresse/A.B.
excl. ePresse/A.B. impact
17.0
17.2
16.9
16.9
17.0
16.9
17.0
16.7
16.9
+0.11
Q2 18
Q3 18
Q4 18
Q1 19
Q2 19

Broadband only quarterly ARPO (in €)



ePresse/A.B.
excl. ePresse/A.B. impact
37.2
37.4
37.0
36.4
36.5
36.9
36.8
36.3
36.3
-0.36
Q2 18
Q3 18
Q4 18
Q1 19
Q2 19

** Open customers only

Q2 2019 France commercial performance

Solid performance in mobile, fixed and convergence with decrease in churn in mobile

Mobile contract net adds (in ‘000s) and churn rate



net adds excl M2M
quarterly churn rate in %
11.7%
10.9%
+136
+82
+111
+19
+61
Q2 18
Q3 18
Q4 18
Q1 19
Q2 19

55% of broadband B2C Customers are on Open **convergent** offers (+0.4pt yoy)

Fixed BB net adds (in ‘000s)



FTTH
ADSL and others
+36
+68
+71
+49
+41
+119
+157
+186
+168
+160
-84
-89
-116
-119
-119
Q2 18
Q3 18
Q4 18
Q1 19
Q2 19

32% of FTTH net adds are new clients

4G **99%** of 4G population coverage (+1.0pt yoy) #1 position

82% of B2C voice contract customers have a 4G plan (+6pts yoy)

+2.3% Number of mobile lines per convergent offer (Q2 yoy growth)

13.5m of FTTH connectable homes (+31% yoy)

2.9m of FTTH customers (+30% yoy)

+4.1pts Growth of B2C broadband convergent customer premium** mix, yoy

**Livebox Up, former Play and Jet

Q2 2019 Spain

Adapting to a very competitive environment while protecting EBITDAaL

in €m	Q2 19	yoy cb	H1 19	yoy cb
Revenues	**1,306**	**-1.6%**	**2,624**	**-0.6%**
Retail services	936	-3.9%	1,889	-1.7%
Convergent services*	518	-3.6%	1,049	-1.3%
Mobile only services	288	-7.8%	584	-4.7%
Fixed only services	128	+4.1%	254	+3.3%
Wholesale	208	+9.8%	418	+13.6%
Equipment sales	162	-1.3%	317	-9.7%
EBITDAaL			**787**	**+2.0%**
EBITDAaL margin			30.0%	+0.8pt
eCAPEX			**529**	**-7.8%**
eCAPEX/revenues			20.2%	-1.6pt

*B2C only

84% Convergence as % of broadband B2C customer base

75% Fiber penetration in BB customer base

66% 4G penetration in mobile customer base

16% TV penetration in BB customer base

Mobile contract net adds

in '000s, excl.M2M


+38
-59
Q1 19
Q2 19
-2.6pts
Churn decrease
(qoq)

EBITDAaL keeps growing


+16
+32
-16
Cost improvement
with digitisation and efficiency plans
Revenue
H1 19

Q2 2019 Europe

Convergence driving solid trends in retail services; EBITDAaL trend mostly impacted by loss of MVNO revenues last year

in €m	Q2 19	yoy cb	H1 19	yoy cb
Revenues	**1,400**	**+1.2%**	**2,789**	**+1.3%**
Retail services	893	+2.5%	1,768	+3.0%
Convergent services*	151	+35.5%	293	+39.0%
Mobile only services	536	-2.1%	1,065	-2.0%
Fixed only services	162	-8.5%	326	-7.3%
IT & integration services	44	+22.8%	84	+26.7%
Wholesale	270	-5.8%	530	-6.9%
Equipment sales	198	+4.3%	401	+1.4%
Other revenues	39	+9.9%	90	+23.5%
EBITDAaL			**708**	**-1.8%**
EBITDAaL margin			25.4%	-0.8pt
eCAPEX			**407**	**+9.0%**
eCAPEX/revenues			14.6%	+1.0pt

*B2C only

Revenue evolution (in €m)



1,383
+40
-11
-15
+8
-17
+8
+4
1,400
Retail services : +2.5% yoy
Q2 18 cb
Convergent
Mobile-only
Fixed-only
IT & integration
Whole-sale
Equipment
Other
Q2 19

Mobile access network sharing agreement
between Orange Belgium and Proximus



Multi-technologies
2G, 3G, 4G, 5G
Investment :
~130m€ over 2020-2022
Gross saving :
~ 300m€ over 2020-2029
OPEX and CAPEX
IRR > 3x WACC

Europe, mobile contract net adds
ex-M2M (in '000s)



Convergent
Mobile-only
% convergence in base
14%
17%
29
96
163
26
62
171
187
197
174
111
-142
-91
-34
-148
-49
Q2 18
Q3 18
Q4 18
Q1 19
Q2 19

Europe, Fixed Broadband net adds
(in '000s)



Convergent
Broadband-only
% convergence in base
47%
53%
68
70
87
56
38
86
89
106
85
66
-18
-18
-18
-29
-28
Q2 18
Q3 18
Q4 18
Q1 19
Q2 19

Q2 2019 Africa & Middle East

EBITDAaL growth acceleration in another quarter of outstanding topline growth

in €m	Q2 19	yoy cb	H1 19	yoy cb
Revenues	**1,388**	**+5.8%**	**2,737**	**+5.6%**
Retail services	1,163	+7.9%	2,289	+7.8%
Mobile only services	1,037	+7.2%	2,042	+7.4%
Fixed only services	123	+15.2%	240	+11.6%
IT & integration services	3	-13.5%	6	-0.3%
Wholesale	194	-7.5%	391	-6.1%
Equipment sales	24	16.7%	45	+9.1%
Other revenues	7	+97.3%	13	-5.3%
EBITDAaL			**868**	**+10.5%**
EBITDAaL margin			31.7%	+1.4pt
eCAPEX			**418**	**+4.4%**
eCAPEX/revenues			15.3%	-0.2pt

19.9m 4G customers — **+54% yoy**

> 90%

of Retail Services revenue growth in Q2 19 from Data, Orange Money, and Fixed BB

> 80% of revenue comes from sustainably solid retail services

Revenue cb yoy growth in %



Retail services
Total MEA
6.3%
8.5%
7.7%
6.7%
7.2%
7.8%
7.9%
3.0%
6.2%
5.2%
3.7%
5.2%
5.3%
5.8%
FY 17
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19
Q2 19

>1/4 of growth coming from new operations*

>1/3 of 42m Orange Money customers are active **

Active customers in millions, yoy growth in %



+21%
13.6
13.6
15.1
15.5
16.5
Q2 18
Q3 18
Q4 18
Q1 19
Q2 19

* Namely DRC, Burkina Faso, Liberia and Sierra Leone

** At least 1 transaction a month

Q2 2019 Enterprise

3rd quarter of growth in a row driven by the performance of IT&IS

in €m	Q2 19	yoy cb	H1 19	yoy cb
Revenues	**1,940**	**+0.7%**	**3,770**	**+0.6%**
Fixed only services	993	-2.6%	1,978	-1.9%
Voice	322	-7.5%	649	-6.8%
Data	670	-0.0%	1,329	+0.7%
IT & integration services	709	+6.6%	1,318	+5.7%
Mobile*	238	-1.8%	475	-2.1%
EBITDAaL			**565**	**+0.6%**
EBITDAaL margin			15.0%	0.0pt
eCAPEX			**197**	**+11.7%**
eCAPEX/revenues			5.2%	0.5pt

*Mobile = Mobile Only Services + Equipment Sales + Wholesale

Revenues growth fueled by IT&IS (yoy in %)



TOTAL
fixed only
mobile only
IT&IS
10%
5%
0%
-5%
-10%
+1.3%
-2.2%
+1.2%
+0.6%
+0.7%
Q218
Q318
Q418
Q119
Q219

Cybersecurity +15% yoy Revenue growth in Q2
Acquisition of SecureLink, one of the largest independent cybersecurity services providers in Europe

SDWAN big WIN: to implement Flexible SD-WAN for Sony in 50 countries
Global leading position confirmed by Gartner

Recognized as Rising Star Global on Private/Hybrid Cloud * and French leader in Multicloud services**

*ISG research 2019
** Markess

1. H1 2019 highlights
2. Financial results overview
3. Business review
4. 2019 guidance

Guidance

Excluding the impact from the network sharing deal with Vodafone in Spain

	2019
EBITDAaL	Slight growth
eCAPEX (1)	Slight decrease from 2018 peak
Operating Cash Flow (2)	Growth
Net debt (3) / EBITDAaL (telecom)	Around 2x in the medium term
Dividend	Floor of €70 cent (4) December 4th, 2019 (5) 2019 interim of €0.30

(1) Economic CAPEX
(2) EBITDAaL – Economic CAPEX
(3) Excluding IFRS16 lease liabilities
(4) Subject to shareholders' approval
(5) ex-date December 2nd, record date December 3rd, payment date December 4th

Appendices

Convergence, the bedrock of our strategy

€3.5bn Convergent services revenues in H1 2019

+4.1% yoy



Convergent B2C customer base in million



% of broadband B2C customer base
France*
5.56
5.61
5.65
5.70
5.73
55%
55%
Q218 Q3 18 Q4 18 Q119 Q2 19
Spain
3.13 3.12 3.12 3.08 3.06
86%
84%
Q2 18 Q3 18 Q4 18 Q1 19 Q2 19
Poland
1.14
1.18
1.24
1.28
1.31
54%
60%
Q2 18 Q3 18 Q4 18 Q1 19 Q2 19

Churn improvement with convergence in Q2**

France	Spain	Poland
-3pts	-4pts	-2pts

Quarterly convergent ARPO, in €/month in Q2

France	Spain	Poland
66.9€ +0.5% yoy	57.5€ -1,1% yoy	23.8€ -0,4% yoy***

Number of mobile lines per convergent offer (Q2 yoy growth)

France	Spain	Poland
1.65 +2.3% yoy	1.91 +2.2% yoy	1.90 -1.0% yoy

* cb Open customers only
** Churn differential between convergent B2C customers and total fixed BB B2C customers
*** YoY evolution calculated in local currency

Change in net income

(in millions of euros, on a historical basis)	H1 2018 historical	H1 2018 cb	H1 2019 actual
EBITDAaL	**5,984**	**5,909**	**5,958**
Neutralisation of IFRS 16 lease interest expenses effects in EBITDAaL	-	-	60
Adjustments*	(118)	(78)	(128)
Depreciation & amortization of fixed assets	(3,457)		(3,500)
Impairment of goodwill & fixed assets	(57)		-
Share of profit (losses) of associates	(3)		(4)
Other income / (charge)	1		2
Operating income	**2,350**		**2,388**
Effects resulting from BT shares	(163)		(119)
Financial result (excluding BT)	(749)		(619)
Tax	(559)		(513)
Net income from continuing activities	**879**		**1,137**
Net income from discontinued activities	-		-
Net income from consolidated Group	**879**		**1,137**
Minority interests	90		98
Net income Group share	**789**		**1,039**

* See details on slide 25

Adjustments

in €m	H1 18 historical	H1 18 cb	H1 19 actual
restructuring and integration	(62)	(64)	(85)
litigations	(32)	(32)	(65)
labour related	(24)	(24)	(46)
o\w Senior Part Time	*(24)*	*(24)*	*(46)*
portfolio review and others	(0)	42	68

Change in net debt

(in millions of euros, on a historical basis)	2018 Actual (IAS 17)
Adjusted EBITDA - CAPEX (telecom activities)	**5,745**
Change in working capital requirements	(199)
Change in CAPEX payables	(19)
Licences and spectrum paid	(422)
Net interest paid (including dividends received)	(1,208)
Income taxes paid	(928)
Other operational items	(954)
Dividends paid to owners of parent company	(1,860)
Dividends paid to non-controlling interests	(246)
Coupons on subordinated notes	(280)
Net of acquisitions and disposals	(276)
Other financial items*	(951)
Change in net debt	**(1,598)**
Net financial debt**	**(25,441)**
Ratio of net financial debt / Adjusted EBITDA of telecom activities	**1.93x**

(in millions of euros)	H1 2019 Actual
EBITDAaL - eCAPEX (telecom activities)	**2,542**
Change in working capital requirements	(574)
Change in eCAPEX payables	(252)
Licences and spectrum paid	(230)
Net interest paid (including dividends received)***	(704)
Income taxes paid	(640)
Other operational items	(257)
Dividends paid to owners of parent company	(1,061)
Dividends paid to non-controlling interests	(243)
Coupons and other fees on subordinated notes	(267)
Net of acquisitions and disposals	(152)
Exclusion of IFRS 16 leases from the net financial debt definition****	584
Other financial items	(42)
Change in net debt	**(1,296)**
Net financial debt**	**(26,737)**
Ratio of net financial debt / EBITDAaL of telecom activities	**2.06x**

* Of which in 2018 escrowed amount related to Digicel litigation for €346m
** Net financial debt as defined and used by Orange does not include the activities of Orange Bank, for which this concept is not relevant
*** Excluding €46m of interest expenses on IFRS 16 leases
****In comparison with 2018, the definition of the net financial debt as at June 30, 2019 now excludes the financial lease liabilities included in the scope of IFRS 16 and includes the debts relating to financed assets.